UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                 to

Commission file number: 001-33037

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

VBA Defined Contribution Plan for Sonabank

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SOUTHERN NATIONAL BANCORP OF VIRGINIA, INC.

6830 Old Dominion Drive

McLean, Virginia 22101

Table of Contents

VBA Defined Contribution Plan for Sonabank

Financial Statements and Supplemental Schedule

December 31, 2015 and 2014

Contents

Report of Independent Registered Public Accounting Firm	3

Financial Statements

Statements of Net Assets Available for Benefits	4

Statement of Changes in Net Assets Available for Benefits	5
Notes to Financial Statements	6

Supplemental Schedule

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Report of Independent Registered Public Accounting Firm

To the Audit Committee of

Southern National Bancorp of Virginia, Inc.

We have audited the accompanying statements of net assets available for benefits of the VBA Defined Contribution Plan for Sonabank (the “Plan”) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2015, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Dixon Hughes Goodman LLP

Rockville, Maryland

June 28, 2016

VBA Defined Contribution Plan for Sonabank

Statements of Net Assets Available for Benefits

December 31,	2015	2014
		(As Adjusted)
ASSETS

Investments at fair value	$3,690,534	$3,411,578

Receivables
Participant contributions receivable	-	13,754
Employer contributions receivable	129,162	102,445
Notes receivable from participants	61,733	59,201

Net assets available for benefits	$3,881,429	$3,586,978

The accompanying notes are an integral part of these financial statements.

VBA Defined Contribution Plan for Sonabank

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2015

Additions to net assets attributed to
Investment income (loss)
Net depreciation in fair value of investments	$(72,420)
Interest and dividends	159,589
87,169

Interest income on notes receivable from participants	1,409

Contributions
Participant	365,039
Employer	129,162
Rollover	7,898
502,099

Total additions	590,677

Deductions from net assets attributed to
Benefits paid to participants	284,640
Administrative expenses	11,586

Total deductions	296,226

Net increase	294,451

Net assets available for benefits
Beginning of year	3,586,978

End of year	$3,881,429

The accompanying notes are an integral part of these financial statements.

VBA Defined Contribution Plan for Sonabank

Notes to Financial Statements

December 31, 2015 and 2014

1.	Description of Plan

The following description of the VBA Defined Contribution Plan for Sonabank (Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering substantially all employees of Southern National Bancorp of Virginia, Inc. (Company). The management of the Company controls and manages the operation and administration of the Plan. Reliance Trust Company serves as the custodian of the Plan. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Each year, participants may contribute up to 100 percent of pretax annual compensation, as defined in the plan document, subject to Internal Revenue Code (IRC) limitations. Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified plans and certain individual retirement accounts. The employer may make an Employer Base Contribution for each Plan year in such amount, if any, which the employer shall determine. The employer shall make an Employer Matching Contribution for each Plan year in the amount of a discretionary percentage to be determined by the employer on a year to year basis. Contributions are subject to certain limitations.

Investment Options

Participants direct the investment of their accounts into various investment options offered by the Plan. The Plan currently offers employer stock, common collective trust funds and mutual funds as investment options for participants.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contributions, and plan earnings (losses), and charged with benefit payments. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s contributions is based on years of service, as defined in the Plan. Participants are 100 percent vested after three years of credited service.

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the balance in the participant’s account and bear interest at rates which are commensurate with local prevailing rates as determined by the plan administrator. At December 31, 2015, outstanding loans bore interest rates ranging from 3.25% to 3.50%. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits

On termination of service, a participant may elect to receive an amount equal to the value of the participant’s vested interest in his or her account in a lump sum payment. In-service hardship withdrawals are permitted from a rollover account. In-service severe hardship withdrawals are permitted from the pre-tax account.

Forfeitures

At December 31, 2015 and 2014, forfeited nonvested accounts were $361 and $8,805, respectively. During 2015, $8,795 of forfeited nonvested accounts were used to reduce employer contributions.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Accordingly, actual results may differ from those estimates and assumptions.

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income from notes receivable from participants is recorded when received. Other interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance. Delinquent notes receivable from participants are reclassified as distributions based upon the terms of the Plan document.

Payment of Benefits

Benefits are recorded upon distribution.

Administrative Expenses

The Plan’s administrative expenses are paid by either the Plan or the Company, as provided by the Plan document. Certain administrative functions are performed by employees of the Company. No such employee receives compensation from the Plan.

New Accounting Standards

In May 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2015-07, Fair Value Measurement (Topic 820): Disclosure for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent). The ASU removes certain disclosures and the requirement to categorize within the fair value hierarchy investments for which fair value is measured using the net asset value (“NAV”) per share practical expedient provided by Topic 820, Fair Value Measurement. The ASU is effective for fiscal years beginning after December 15, 2015, with early adoption permitted. The ASU should be applied retrospectively to all periods presented. Management has elected to adopt his guidance for the year ended December 31, 2015.

In July 2015, FASB issued ASU 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Data Practical Expedient. Part I eliminates the requirements to measure the fair value of fully benefit-responsive investment contracts and to provide certain disclosures. Contract value is now the only required measure for fully benefit-responsive investment contracts, Part II eliminates the requirements to disclose individual investments that represent 5 percent or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type. Part II also simplifies disclosures of the level of disaggregation of investments that are measured using fair value. Plans will continue to disaggregate investments that are measured using fair value by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics, and risks for disclosure purposes. Further, the disclosure of information about fair value measurements shall be provided by general type of plan asset. Part III is not applicable to the Plan. The ASU is effective for fiscal years beginning after December 15, 2015, with early adoption permitted. Parts I and II are to be applied retrospectively to all periods presented. Management has elected to adopt Parts I and II for the year ended December 31, 2015. The statement of net assets available for benefits as of December 31, 2014 has been adjusted to reflect retrospective application of the new accounting guidance. There was no effect to total net assets available for benefits as previously reported.

3.	Fair Value Measurements

Fair value as defined under GAAP is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include:

•	Level 1: Observable inputs such as quoted prices in active markets.
•	Level 2: Inputs other than quoted prices in active markets that are either directly or indirectly observable.
•	Level 3: Unobservable inputs about which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Plan’s assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2015 and 2014.

When quoted prices are available in active markets for identical instruments, investment securities are classified within Level 1 of the fair value hierarchy. Level 1 investments include mutual funds, money market funds and the Company’s common stock. The fair value of the Plan’s investment in the Company’s common stock is determined by the closing price reported on NASDAQ.

The common collective trust funds are valued at the closing net asset value (NAV) of the units held by the Plan at year end based on information provided and certified by the custodians as the practical expedient to estimate fair value. The practical expedient would not be used if it is determined to be probable that the funds will sell the investment for an amount different from the reported NAV. Participant transactions (purchases and sales) may occur daily. The common collective trust funds are not required to be classified within a level of the fair value hierarchy.

The following tables set forth by level within the fair value hierarchy the Plan’s assets accounted for at fair value on a recurring basis as of December 31, 2015 and 2014:

	Fair Value as of December 31, 2015
	Level 1	Level 2	Level 3	Total

Mutual funds	$2,243,283	$-	$-	$2,243,283
Southern National Bancorp of Virginia, Inc. common stock	695,301	-	-	695,301
Money market fund	34,788	-	-	34,788

Total	$2,973,372	$-	$-	2,973,372

Investments measured at net asset value:
Common collective trust:
Stable value fund*				464,696
Index funds**				252,466
Total common collective trust				717,162
Total investments				$3,690,534

	Fair Value as of December 31, 2014 (As Adjusted)
	Level 1	Level 2	Level 3	Total

Mutual funds	$2,430,444	$-	$-	$2,430,444
Southern National Bancorp of Virginia, Inc. common stock	574,279	-	-	574,279
Money market fund	38,269	-	-	38,269

Total	$3,042,992	$-	$-	3,042,992

Investments measured at net asset value:
Common collective trust:
Stable value fund*				236,405
Index funds**				132,181
Total common collective trust				368,586
Total investments				$3,411,578

*Represents investment in a common collective trust fund consisting of equity securities in domestic and foreign corporations and various fixed-income securities. There are no unfunded commitments. Certain withdrawals for other than normal benefit payments and participant directed transfers may require up to 12 months’ notice.

**Represents investments in index funds that track the performance of bonds, U.S. stocks in the S&P 500 Index and international stocks. There are no unfunded commitments, and there are no restrictions on withdrawals.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

4.	Exempt Party-In-Interest Transactions

Certain Plan investments are shares of mutual funds managed by Reliance Trust Company. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund. Fees paid to the custodian by the plan for administrative services were $11,586 for the year ended December 31, 2015.

At December 31, 2015 and 2014, the Plan held 53,239 and 50,642 shares, respectively, of the Company’s common stock. During 2015, the Plan did not record any dividend income related to the Company’s common stock.

5.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100 percent vested in their accounts.

6.	Tax Status

The Plan has not obtained a determination letter from the Internal Revenue Service (the “IRS”) stating that the Plan was in compliance with the applicable requirement of the IRC. The Plan is relying on the IRS approval of the prototype plan that it is utilizing. The IRS has determined and informed the document sponsor by a later dated March 31, 2014 that the prototype plan document was designed in accordance with applicable sections of the IRC. The plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, the plan administrator believes that the Plan was qualified and the related trust was tax exempt of the financial statement date.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2012.

7.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

VBA Defined Contribution Plan for Sonabank

Schedule of Assets (Held at End of Year)

Schedule H, Line 4i

EIN 20-2453966 Plan 001

December 31, 2015
		(c) Description of investment
		including maturity date,
	(b) Identity of issue, borrower,	rate of interest, collateral,	(d)	(e) Current
(a)	lessor or similar party	par or maturity value	Cost **	value

Common collective trust:
*	Reliance Trust	Stable Value Fund		$464,696
	Bank of New York Mellon	AGG Bond Index Fund		93,540
	Bank of New York Mellon	Intl Stock Index Fund		50,228
	State Street	S&P 500 Index Fund		108,698

Mutual funds:
	American Beacon	Large Cap Fund		271,386
	American Beacon	Mid Cap Value Fund		228,551
	American Funds	EuroPacific Fund		214,871
	American Century	Inflation Adjusted Bond Fund		44,435
	Hartford	Small Cap Growth HLS IB		203,733
	Munder	Mid-Cap Core Growth Fund		179,474
	Columbia	Small Cap Value Fund		106,865
	Oppenheimer	Developing Market Fund		106,818
	T. Rowe Price	Institutional Large Cap Growth Fund		328,095
	T. Rowe Price	Total Equity Market Index Fund		16,926
	Virtus	Real Estate Securities Fund		49,908
	BlackRock	Equity Dividend Fund		165,596
	Deutsche	Enhanced Commodity Strategy Fund		1,273
	Metropolitan West	Total Return Bond		325,352

*	Southern National Bancorp of Virginia, Inc.	Common stock, 53,239 shares		695,301

	Fidelity	Money market fund		34,788

*	Participant loans***	Maturing through 2025, interest rates ranging from 3.25% to 3.50%, collateralized by participant accounts	-	61,733

			$-	$3,752,267

*	Party-in-interest
**	Cost information omitted for participant-directed accounts.
***	The accompanying financial statements classify participant loans as notes receivable from participants.

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Southern National Bancorp of Virginia, Inc., as Plan Administrator of the VBA Defined Contribution Plan for Sonabank, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

VBA DEFINED CONTRIBUTION PLAN
FOR SONABANK
By: Southern National Bancorp of Virginia, Inc.,
Plan Administrator

DATE: June 28, 2016	/s/ William H. Lagos
William H. Lagos
Senior Vice President and Chief Financial Officer

Exhibit Index

Exhibit 23.1	Consent of Dixon Hughes Goodman LLP, Independent Registered Public Accounting Firm dated June 28, 2016